Nikki D. Pope

(650) 843-5760

npope@cooley.com

January 22, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Dynavax Technologies Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 and Schedule 14A

Dear Ms. Crotty:

On behalf of Dynavax Technologies Corporation (the “Company”), we hereby respond to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 16, 2009, as amended January 19, 2010 (the “Comment Letter”) relating to (i) the Company’s Annual Report on Form 10-K, File No. 001-34207, filed with the Commission on March 6, 2009 and (ii) the Company’s Schedule 14A, File No. 001-34207, filed with the Commission on April 3, 2009. The numbering of the paragraphs below corresponds to the numbering of the comment letter, which, for the Staff’s convenience, has been incorporated into this response letter.

The information currently available and provided in the response is solely for fiscal year 2008, the year with respect to which the Comment Letter applies, but the Company expects to provide disclosure in a form to be used in the future following acceptance by the SEC. Accordingly, we respectfully advise the Commission that where the Comment Letter requests the Company to revise disclosure, such disclosure shall be the form of disclosure the Company intends to make in the 2010 filings of its Annual Report on Form 10-K and its Schedule 14A.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1, Business, p. 3

Pharmaceutical Partnerships and Funding Agreements, p.10

1.	We note your discussion of various pharmaceutical partnership agreements and collaborations starting on page 10 of your Form 10-K. Please provide draft disclosure to be included in your next Form 10-K which discusses the following material information regarding each of the noted collaborations:

•

For the GlaxoSmithKline, AstraZeneca AB, Novartis Vaccines and Diagnostics, Inc. agreements and the National Institutes of Health grants, please disclose the term of each agreement and provide a brief summary of the termination provisions thereof.

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Page Two

•

For the AstraZeneca AB and Regents of University of California agreements please provide more information about the royalty provisions; either a range or a statement that the percentage is in the single digits, teens, etc. will be sufficient.

•

We note your statement on page 11 that under the GlaxoSmithKline agreement you will receive “tiered, up to double-digit royalties on sales.” We also note that you have been granted confidential treatment for information related to the royalty rates and tiers under this agreement: however, we ask that you provide a more narrow range for the royalties you will receive in your description and provide general information regarding the tier structure, i.e., whether or not the rate will increase or decrease as the tiers progress.

•	For the Regents of the University of California agreement, please discuss the license fees paid and the total potential milestone payments to be made under the agreement.

Please file copies of your agreements with each of the above listed parties as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that the agreements are not material to the company.

Response: With respect to filing copies of our agreements with the above listed parties, we note that:

•	The GSK agreement was filed as Exhibit 10.39 to our Annual Report on Form 10-K filed with the Commission on March 3, 2009.

•	The AstraZeneca agreement was filed as Exhibit 10.30 to our Quarterly Report on Form 10-Q filed with the Commission on November 3, 2006.

•

The agreements with the Regents of the University of California were filed as Exhibits 10.9 and 10.10 to our Registration Statement on Form S-1 (File No. 333-109965) filed with the Commission on December 1, 2003.

•

At the time the Novartis agreement was entered into, the Company’s Universal Flu program was at an early stage of research. In addition, because the collaboration agreement provided no funding and permitted the Company to control the development of the program without penalty, including a right to terminate the supply arrangement on written notice, the Company did not view this agreement as material to investors in making a decision with respect to investment in the Company. If the program advances from preclinical development into the clinic, the Company will re-evaluate whether the agreement has become material to the Company and its investors.

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•

The Company did not consider the NIH contract material at the time of its execution because it involves early research to develop technology that, if the technical objectives are achieved, might potentially become available for commercial development of specific products. In addition, although the contract contemplates five years of funding, the Government is not obliged to fund the full amount, and only allots specific amounts for specific periods.

With respect to the disclosure requested in Comment 1, we propose to make the following disclosure in the corresponding section of our Form 10-K. For the portion of Comment 1 that relates to the Regents of the University of California agreement, we have addressed those comments in our response to Comment 2.

Proposed Disclosure:

Pharmaceutical Partnerships and Funding Agreements

Our objective is to discover novel therapies based on our proprietary technologies and develop a diversified pipeline of product candidates to build a product-based business. To reach this objective, an important part of our strategy is to establish partnerships with leading pharmaceutical companies and enter into funding agreements. Our pharmaceutical partners provide valuable resources, development expertise, and commercial abilities that allow us to further advance the development of our product candidate programs. We also have established funding agreements with investment entities and U.S. government institutions that focus on biopharmaceutical developments.

GlaxoSmithKline

In December 2008, we entered into a worldwide strategic alliance with GSK to discover, develop, and commercialize endosomal TLR inhibitors for diseases such as lupus, psoriasis, and rheumatoid arthritis. We received an initial payment of $10 million and agreed to conduct research and early clinical development in up to four programs. We are eligible to receive future potential development and commercialization milestones totaling approximately $200 million per program. GSK can exercise its exclusive option to license each program upon achievement of proof-of-concept or earlier upon certain circumstances. After exercising its option, GSK would carry out further development and commercialization of these products. We are eligible to receive royalties from the mid-single digits up to the high-teens based on product sales and have retained an option to co-develop and co-promote one specified product under the collaboration.

Absent early termination, the agreement will expire when all of GSK’s payment obligations expire. Either party may terminate the agreement early upon written notice if the other party commits an uncured material breach of the agreement. Either party may also terminate the agreement in the event of insolvency of the other party. GSK also has the option to terminate the agreement without cause, upon prior written notice within a specified window of time dependent upon stage of clinical development of the programs.

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AstraZeneca AB

In September 2006, we entered into a worldwide research and license agreement with AstraZeneca to discover and develop TLR9 agonist products for asthma and COPD. We are eligible to receive a total of $136 million in payments and, upon commercialization of these products, royalties up to the high-teens based on product sales. We also have the opportunity to co-promote in the United States. In September 2008, we received a $4.5 million milestone payment from AstraZeneca for the nomination of the first candidate drug AZD1419 for asthma and we have initiated IND-enabling studies. We are currently working on a second candidate drug, and in February 2009, we extended our research collaboration with AstraZeneca to provide funding for a third candidate drug.

Absent early termination, the agreement will expire when all of AstraZeneca’s payment obligations expire. Either party may terminate the agreement early upon written notice if the other party commits an uncured material breach of the agreement. Either party also may terminate the agreement in the event of insolvency or a change of control of the other party.

Novartis Vaccines and Diagnostics, Inc.

In July 2008, we entered into a supply and option agreement with Novartis for our Universal Flu vaccine. Under this agreement, Novartis is supplying trivalent influenza vaccine, an essential component of our Universal Flu vaccine. We agreed to conduct early-stage development through a defined proof-of-concept. If Novartis exercises the right to negotiate and enter a further agreement for development and commercialization, we would retain co-commercialization rights in the U.S. and receive product royalties outside of the U.S. If the option is not exercised or the parties do not enter into a further agreement, Novartis remains committed to providing commercial supply of trivalent influenza vaccine with pre-agreed commercial terms and we retain the right to independently continue with late-stage development and commercialization, provided we do not partner with a company that produces or markets a trivalent influenza vaccine product in the U.S.

Either party may terminate the agreement if (a) the other party commits a material uncured breach, (b) there is change in control of the other party. (c) certain specified clinical or regulatory objectives are not achieved development events or failures, or (d) Dynavax ceases development of the product candidate for a certain length of time.

National Institutes of Health and Other Funding

For our TLR agonist programs, since 2003 we have been awarded $11.6 million in grants from the NIH which have helped fund our research and development, of which a substantial portion has been used to support the development of our Universal Flu vaccine. Although the NIH provides program support, we have the right to seek strategic partners for the future development and commercialization of our Universal Flu vaccine.

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In September 2008, we were awarded a $17 million contract to develop our advanced ISS technology using TLR9 agonists as vaccine adjuvants. This five-year contract was awarded by the NIH’s National Institute of Allergy and Infectious Diseases (NIAID) and supports adjuvant development for biodefense vaccines, including anthrax as well as other disease models. NIAID is funding 100 percent of the total $17 million cost of our program under Contract No. HHSN272200800038C and has so far allotted $4.9 million of that amount for work scheduled through September, 2010. The NIH may terminate performance of work under the contract if the Contracting Officer determines that a termination is in the government’s interest or if the Company defaults in performing and fails to cure after notice.

For our TLR inhibitor programs, since 2004 we have been awarded $2.8 million in grants from the NIH and Alliance for Lupus Research. Certain of these grants have been extended through June 2010.

Intellectual Property, p. 12

2.	Please provide proposed disclosure to be included in your next Form 10-K which includes a more robust discussion of your material patents, including which product groups they relate to, the expiration dates for each, and the jurisdictions in which they were granted. See Item 101(c)(1)(iv) of Regulation S-K for guidance.

Proposed Disclosure:

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our drug candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. In addition to seeking patent protection in the United States, we generally file patent applications in Australia, Canada, Japan, Western European countries and additional foreign countries on a selective basis in order to further protect the inventions that we or our partners consider important to the development of our foreign business. We also rely on trade secrets and contracts to protect our proprietary information.

As of December 31, 2009, our intellectual property portfolio included 10 issued US patents, over 50 issued foreign patents and over 200 additional pending US and foreign patent applications claiming compositions and formulations of ISS and IRS, their methods of use or processes for their manufacture. Some of these patents and applications are exclusively licensed to us under two agreements with the Regents of the University of California.

We have an issued U.S. patent covering the ISS contained in our HEPLISAV investigational vaccine that will expire in 2018, unless extended, and corresponding issued patents in several major European and other countries. We own or have an

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exclusive license to U.S. and foreign patent applications pending for each of our other product candidates and/or their uses. At present, it is not known or determinable whether patents will issue from any of these applications or what the specific expiration dates would be for any patents that do issue.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued in the United States are effective for:

•	the longer of 17 years from the issue date or 20 years from the earliest effective filing date, if the patent application was filed prior to June 8, 1995; and

•	20 years from the earliest effective filing date, if the patent application was filed on or after June 8, 1995.

In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is 20 years from the earliest effective filing date. Our patent estate, based on patents existing now and expected by us to issue based on pending applications, will expire on dates ranging from 2017 to 2029.

The actual protection afforded by a patent varies on a product-by-product basis, from country-to-country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patents.

Because patent applications in the United States and many foreign jurisdictions typically are not published until 18 months after filing and publications of discoveries in the scientific literature often lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in each of our issued patents or pending patent applications or that we were the first to file for protection of the inventions set forth in these patent applications. The U.S. Patent and Trademark Office may declare interference proceedings to determine the priority of inventions with respect to our patent applications and those of other parties or reexamination or reissue proceedings to determine if the scope of a patent should be narrowed.

Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of third parties. A number of pharmaceutical companies and biotechnology companies including Pfizer Inc., or Pfizer, as well as universities and research institutions, may have filed patent applications or may have been granted patents that cover inventions similar to the inventions owned or licensed to us. We cannot determine with certainty whether patents or patent applications of other parties may materially affect our ability to make, use or sell any products. If another party

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controls patents or patent applications covering our products, we may not be able to obtain the rights we need to those patents or patent applications in order to commercialize our products. Litigation may be necessary to enforce patents issued or licensed to us or to determine the scope or validity of another party’s proprietary rights. The existence of third-party patent applications and patents could significantly reduce the coverage of the patents owned by or licensed to us and limit our ability to obtain meaningful patent protection. For example, Pfizer has issued U.S. patent claims, as well as patent claims pending with the U.S. Patent and Trademark Office, that, if held to be valid, could require us to obtain a license in order to commercialize one or more of our formulations of ISS in the United States. Litigation or any of these other proceedings, such as patent interferences, could result in substantial costs to and diversion of effort by us, and an adverse outcome in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from other parties, or require us to cease using some of our technology. We may not prevail in any of these actions or proceedings.

In addition, other parties may duplicate, design around or independently develop similar or alternative technologies to ours or our licensors.

We may rely, in some circumstances, on trade secrets and confidentiality agreements to protect our technology. Although trade secrets are difficult to protect, wherever possible, we use confidential disclosure agreements to protect the proprietary nature of our technology. Our policy is to require each of our commercial partners, employees, consultants and advisors to enter into an agreement before beginning their employment, consulting or advisory relationship with us that in general provides that the individuals must keep confidential and not disclose to other parties any of our confidential information developed or learned by the individuals during the course of their relationship with us except in limited circumstances. These agreements also generally provide that we own all inventions conceived by the individuals in the course of rendering their employment or services to us. However, there can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets and/or proprietary information will not otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may also arise as to the rights in related or resulting know-how and inventions.

Under the terms of our license agreements with the Regents of the University of California, we are required to pay license fees, make milestone payments and pay low single-digit royalties on net sales resulting from successful products originating from the licensed technologies. We have paid the University of California a total of $1.5 million in license fees and milestones under these agreements and the total milestones payable for one licensed product, would be approximately $3.1 million, excluding license fees, milestone payments and low single-digit royalties on net sales resulting from successful products originating from the licensed technologies. We may terminate these agreements in whole or in part on 60 days advance notice. The Regents of the

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University of California may terminate these agreements if we are in breach for failure to make royalty payments, meet diligence requirements, produce required reports or fund internal research and we do not cure such breach within 60 days after being notified of the breach. Otherwise, the agreements generally continue in effect until the last patent claiming a product licensed under the agreement or its manufacture or use expires, or in the absence of patents, until the date the last patent application claiming a licensed product is abandoned.

Signatures, p. 79

3.	We note that your chief executive officer and chief financial officer have signed the Form 10-K on behalf of the registrant and in their own capacities, but it does not appear that the filing has been signed by your controller or principal accounting officer in those capacities as required by Form 10-K. Please amend your filing to include the signature of your controller or principal accounting officer. If Deborah A. Smeltzer, your chief financial officer, was acting as controller or principal accounting officer at the time the filing was executed, please confirm that she signed the Form 10-K in the capacity of controller or principal accounting officer in addition to the other listed capacities. See Instruction D.2(a) of Form 10-K for further information.

Response: At the time the Form 10-K was filed, Deborah A. Smeltzer, Chief Financial Officer of the Company, was the principal accounting officer of the Company, in addition to the other listed capacities.

Schedule 14A Filed April 3, 2009

Compensation Discussion and Analysis, p. 11

4.	We note your discussion of benchmarking and peer companies on page 12 of the filing. Please provide draft disclosure to be included in your next proxy statement which discloses the names of each of the referenced peer companies.

Proposed Disclosure:

Benchmarking. Because the Compensation Committee considers the competitiveness of its executive compensation program a key objective of the program, it evaluates market information about the compensation of executive officers at similar-sized biotechnology companies within our geographic region, or peer companies. As part of our Compensation Committee’s deliberations, our VP of Human Resources gathers data through two sources of information on the median and related percentile compensation levels for biotechnology executives. The primary source of information is the Radford Biotechnology Executive Compensation Survey, from which we collect data for base salary, target annual bonuses and equity compensation for various positions at our peer group companies. We also review data provided by Equilar, Inc. on the reported base salaries, annual bonuses and equity compensation paid for various positions at our peer group companies. The market data is used as a guide, against

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which the Compensation Committee evaluates the compensation of each of the named executive officers in light of the executive’s scope of responsibility, expertise and business knowledge. This process allows the Compensation Committee to set compensation at levels it believes are appropriate to retain and motivate our named executive officers.

The peer group includes publicly held pharmaceutical and biotechnology companies located in the San Francisco Bay Area with which we compete for executive talent and consists of the following companies:

•	Affymax, Inc.

•	Alexza Pharmaceuticals, Inc.

•	Cytokinetics, Inc.

•	DepoMed, Inc.

•	Durect Corp.

•	Medivation, Inc

•	Rigel Pharmaceuticals, Inc.

•	Sangamo Biosciences, Inc.

•	Supergen, Inc.

•	Theravance, Inc.

•	Xenoport, Inc

Annual Cash-Based Incentive Awards, p. 13

5.	Your Annual Cash-Based Incentive Awards section does not disclose the corporate or individual goals used to determine your named executive officers’ annual cash-incentive bonus payments. Please provide us with draft disclosure to be included in your next proxy statement which provides a discussion of each of the corporate and individual goals. Also, please confirm that you will discuss the level of achievement of each goal and provide a discussion of how the level of achievement will affect the actual bonuses to be paid. To the extent the goals are quantified, the discussion in your proxy statement should also be quantified.

Response: We confirm that the level of achievement of each goal and a discussion of how the level of achievement will affect the actual bonuses to be paid will be disclosed in the corresponding section of our Compensation Discussion and Analysis in our 2010 Proxy Statement.

Proposed Disclosure:

Annual Cash-Based Incentive Awards

The Compensation Committee uses cash-based incentive awards to reward our named executive officers for performance that is aligned with the interests of our stockholders, as measured by achievement of corporate and personal goals established by the Board of Directors.

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Target incentive compensation is expressed as a percentage of the named executive officer’s annual base salary. For fiscal 2008, the target incentive compensation for each of the named executive officers and the respective allocation of the incentive compensation between corporate and personal goals were as follows:

Name	Target Incentive Compensation (Percentage of Annual Base Salary)	Allocation of Incentive Compensation to Corporate Goals	Allocation of Incentive Compensation to Personal Goals
Dino Dina, M.D.	60%	100%	0%
Robert L. Coffman, Ph.D.	50%	40%	60%
Zbigniew Janowicz, Ph.D.	50%	100%	0%
Michael S. Ostrach	50%	40%	60%
Deborah A. Smeltzer	50%	40%	60%

In 2008, the corporate goals were comprised of: (i) Corporate partnering activities related to establishing successful collaborative relationships to fund further development of our product pipeline; (ii) Program-specific activities related to the implementation of product development plans; and (iii) Financing activities related to the achievement of certain cash management targets. The fiscal 2008 goals included additional performance criteria leading to a total target weight of 110%. The target weight and achievement percentages for our corporate goals were as follows:

Corporate Goals	Target Weight	Achievement
Corporate Partnering goals	30%	30%
Program Development goals	50%	10%
Financing goals	30%	20%

TOTAL	110%	60%

The goals are established so that results will typically fall within the 70% - 95% range. Results below or above those ranges are possible if there is significant under- or over-performance by the Company. In fiscal 2008, only 60% of the Company’s goals were achieved, primarily due to a delay in development activities on the Company’s lead product candidate, HEPLISAV, following a clinical hold by the U.S. Food and Drug Administration (“FDA”).

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The target incentive compensation for Dr. Dina and Dr. Janowicz is based 100% on the achievement of Company goals. The Compensation Committee believes that placing a large percentage of Dr. Dina’s total cash compensation “at risk” promotes our pay-for-performance philosophy by aligning his incentive to lead the Company to achieve its overall business objectives and increasing stockholder value. Our Board, based on recommendations and review of more detailed analysis performed by our Compensation Committee, considered the following additional factors in evaluating the performance of, and setting the cash incentive compensation for Dr. Dina based on 2008 performance: (1) achievement of our Company goals; (2) his contribution to an enhanced research and development portfolio and related funding; and (3) his contribution to the hiring and retention of superior management personnel.

Our Compensation Committee evaluates the performance of the remaining named executive officers of the Company based on achievement of corporate and personal goals and determines the incentive amounts payable in accordance with such achievement. Our Board and our Compensation Committee have the discretion to determine the level to which goals were achieved, modify the performance criteria or select other performance factors with respect to incentive compensation paid to our named executive officers for any given fiscal year. The following table summarizes the 2008 individual performance goals of the remaining named executive officers:

Name	Personal Goals	Achievement
Robert L. Coffman, Ph.D.	• Clinical and regulatory activities; • Establishing collaborative relationships to commercialize and fund development of our product candidates.	100%

Michael S. Ostrach	• Obtaining and maintaining proprietary protection for our product candidates, technology and know-how; • Establishing collaborative relationships to commercialize and fund development of our product candidates; and • Achieving budgetary targets.	80%

Deborah A. Smeltzer	• Achievement of certain financial targets; • Accounting compliance certifications; and • Improvement of financial and budgetary systems.	80%

In fiscal 2008, the total targeted cash compensation for our named executive officers ranged between the 50th to 60th percentiles of market data from the Radford Surveys, which is below the 75th percentile benchmark as we seek to manage the Company’s total cash. As pay practices within our peer group evolve, the Compensation Committee will continue to evaluate our executive compensation in light of its desired pay-for-performance approach.

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Equity-Based Awards – Equity Compensation Plans, p. 14

6.	We note your statement that the aggregate number of stock options and restricted stock units granted to your named executive officers was based on a “target equity value” which is determined with “reference to [your] peer group benchmark on an annual basis.” Please provide draft disclosure to be included in your next proxy statement which provides more detail about the committee’s process of granting stock options and restricted stock units to the named executive officers. Your discussion should disclose the target equity value for the 2009 fiscal year and how the peer group benchmark data translated into this figure. You should also discuss each named executive officer’s individual awards and how such awards were determined.

Proposed Disclosure:

Equity-Based Awards—Equity Compensation Plans

The Compensation Committee uses equity awards, whether in the form of stock options or restricted stock units that vest over extended periods, primarily to motivate our named executive officers to realize benefits from longer-term strategies that increase stockholder value, and to promote commitment and retention. Equity awards generally vest over four years, which the Compensation Committee believes encourages retention of key leadership while aligning their interests with the interest of stockholders with respect to business growth and stock price appreciation.

In fiscal 2008, the Compensation Committee granted stock options and restricted stock units to the named executive officers. The Compensation Committee believes that stock options generally are an important form of long-term incentive compensation because they align the executive officer’s interests with the interests of stockholders, since the options have value only if our stock price increases over time. The Compensation Committee also observed that awards of restricted stock units are increasingly common at our peer group companies and have a retention effect because they have value even if our stock price declines. From time to time, the Compensation Committee may consider circumstances that warrant the grant of full value awards such as restricted stock units. Examples of these circumstances include, among others, attracting a new executive to the team; recognizing a promotion to the executive team; retention; and rewarding outstanding long-term contributions.

The Compensation Committee establishes an annual equity budget as a way to manage grants of equity incentives. In determining the size and types of equity grants to executive officers, the Compensation Committee considers several factors including:

•	each executive officer’s ownership in Dynavax;

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•	the overall share usage under our equity compensation plans for grants to our executive officers;

•	the amount of equity that would be available for future issuance following the grants

•	a targeted level of equity holdings in which 50% of the total equity held by an executive officer is unvested following the new grants of equity;

•	market data collected regarding the equity grant ranges for the peer companies listed above and Radford surveys; and

•	a target equity value based on a percentage of the Company’s total common stock outstanding.

For the CEO, the target equity value is set within a range of 3% to 5% of total common stock outstanding. For the remaining named executive officers, the target equity value is set at up to 1% of the Company’s total common stock outstanding. The following table summarizes the target equity value for the 2008 fiscal year and illustrates how the equity awards were determined for each named executive officer:

Name	Target Equity Value (Percentage of Total Shares Outstanding)	Target Equity Value (Number of Securities Underlying Options)	Total Option Awards Granted During 2008 (Number of Securities Underlying Options)	Total Other Stock Awards Granted During 2008 (Number of Shares of Stock or Units)	Total Outstanding Equity Awards at Fiscal Year End	% of Ownership at Fiscal Year End
Dino Dina, M.D.	3% to 5%	1,988,226	100,000	90,000	1,189,997	3%
Robert L. Coffman, Ph.D.	≤1%	397,645	75,000	60,000	355,555	1%
Zbigniew Janowicz, Ph.D.	≤1%	397,645	25,000	—	187,500	0%
Martin E. Sander, M.D.	≤1%	397,645	400,000	60,000	400,000	1%
Michael S. Ostrach	≤1%	397,645	40,000	60,000	350,000	1%
Deborah Smeltzer	≤1%	397,645	40,000	60,000	435,000	1%

Our equity grant practices require that stock options and other equity compensation have prices determined based on the fair market value on the date of grant. In the case of our named executive officers, the date of grant for our stock option awards has been on the later of: the date of approval of the grant by our Board or Compensation Committee, or the date of hire. In the case of non-executive employees and consultants, the date of grant for our stock option awards has been on the later of: the date of approval by our CEO (pursuant to authority delegated by the Compensation Committee) or the date of hire for our employees and consultants. Furthermore, we have adopted a policy that the date of approval by our CEO for all grants to non-executive officer employees and consultants must be made within the first week of the following month from the date of hire. The fair market value of our stock option awards has historically been the NASDAQ closing price on the date of grant.

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7.	We note that you have not included the Equity Compensation Plan Table required by Item 201(d) of Regulation S-K. Please confirm that you will include this table in your next Form 10-K or related proxy statement, where appropriate.

Response: We confirm that the Equity Compensation Plan Table required by Item 201(d) of Regulation S-K will be included in the Company’s next Form 10-K or related proxy statement, where appropriate.

Transactions with Related Persons, p. 28

8.	We note your discussion of the indemnity agreements entered into with each of the company’s officers and directors on page 28 and an employment agreement between the company and Dr. Janowicz throughout the filing. If these agreements have previously been filed please confirm that you will incorporate each by reference into your next Form 10-K. To the extent any of the agreements have not been filed, please file them at this time.

Response: The Form of Indemnification Agreement between the Company and each of its executive officers and directors will be incorporated in the Company’s next Form 10-K by reference to the Company’s Registration Statement on Form S-1 (File No. 333-109965) and amendments thereto. The employment agreement between the Company and Dr. Janowicz dated January 17, 2005 will be filed as exhibit to the Company’s Form 10-K for the fiscal year ended December 31, 2009, which is expected to be filed no later than March 16, 2010 as requested by the Commission.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 843-5760 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Nikki D. Pope
Nikki D. Pope

cc:	Dino Dina, M.D., Dynavax Technologies Corporation
Michael Ostrach, Dynavax Technologies Corporation
Glen Y. Sato, Cooley Godward Kronish LLP

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